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_________________________________________

STUART M. STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

May 25, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re: The Saratoga Advantage Trust (the “Trust”)

(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) for the Trust with respect to James Alpha Hedged High Income Portfolio, a series of the Trust (the “Acquiring Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2016 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which all of the assets and liabilities of ALPS/Westport Resources Hedged High Income Fund, a series of Financial Investors Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), will be transferred to the Acquiring Fund, in exchange for shares of beneficial interest (“Shares”) of the Acquiring Fund (the “Reorganization”). The Trust has considered your comments, and the telephonic comments received on May 12, 2016 from Megan Miller, and has authorized us to make the responses, changes and acknowledgements discussed below on its behalf. Below, we describe the changes that will be reflected in the proxy statement and prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	With respect to the Acquiring Fund, please supplementally confirm that the disclosure in the Form N-14 has been revised for consistency with the Staff’s prior comments to the Acquiring Fund’s 485(a) filing.

Response 2. The Trust hereby confirms that the disclosure in the Form N-14 is consistent with the disclosure for the Acquiring Fund, as revised per comments from the Staff.

QUESTIONS & ANSWERS

Comment 3.	The disclosure states that there will be no differences in the total net annual fund operating expenses of the Target Fund and the Acquiring Fund immediately after the Reorganization. Please disclose whether there will be any differences in the total gross annual fund operating expenses, given that there is no assurance the waiver will continue in effect beyond the stated period.

Response 3. The disclosure has been revised accordingly.

Comment 4.	The disclosure states that under both the Target Fund’s and the Acquiring Fund’s expense limitation arrangement with its respective investment adviser, the investment adviser is entitled to recoup fees it waives and expenses it pays, within three years of the end of the fiscal year in which such fees were waived or expenses paid, provided that such recoupment does not cause the fund to exceed the expense cap in place at the time the expense was incurred. Please clarify the disclosure to indicate that an investment adviser may only recapture waivers and reimbursements to an extent that such waivers and reimbursements: 1) will not exceed the contractual expense limitation at the time such fees were waived or reimbursed; or 2) will not exceed the current contractual expense limitation, whichever is less. Please note that this would also claw back any amounts waived by the Target Fund to the extent they are being carried forward.

Response 4. The disclosure has been revised accordingly. The Trust notes that fees waived and expenses reimbursed by the Target Fund will not be carried forward to the Acquiring Fund.

Comment 5.	The disclosure states that the Acquiring Fund will bear expenses related to its organization. Please disclose whether the Acquiring Fund will also bear any Reorganization-related expenses in addition to expenses related to its organization. If the Acquiring Fund will bear any such Reorganization-related expenses, please disclose the approximate dollar amount.

Response 5. The Acquiring Fund will not bear any Reorganization-related expenses in addition to expenses related to its organization.

PROPOSAL

Comment 6.	In the “Comparison of Fees and Expenses” section, footnote 6 describes the operating expense limitation agreement between James Alpha Advisors, LLC (“James Alpha Advisors”) and the Acquiring Fund. To the extent that any of the expenses incurred in connection with the Reorganization are being borne by the Acquiring Fund, please confirm that such expenses have been included in the net number as presented in the table.

Response 6. The Trust hereby confirms that the Acquiring Fund will not bear any Reorganization-related expenses other than expenses related to its organization not borne by James Alpha Advisors.

Comment 7.	In the “Comparison of Business Structures, Shareholder Rights, and Applicable Law” section, for consistency with the first paragraph please revise the first sentence of the second paragraph to state: “The following is a discussion of certain important provisions that reflect the material differences in the governing instruments of the Target Fund and the Acquiring Fund.”

Response 7. The disclosure has been revised accordingly.

Comment 8.	With respect to the transfer of portfolio assets pursuant to the Reorganization, please supplementally confirm whether all of the assets being transferred to the Acquiring Fund are consistent with the Acquiring Fund’s investment policies and strategies. If the Acquiring Fund contemplates selling any of the portfolio assets in connection with the Reorganization, please disclose the approximate dollar amount of the gains that shareholders are expected to realize.

Response 8. All of the assets being transferred to the Acquiring Fund are consistent with the Acquiring Fund’s investment policies and strategies, and the Acquiring Fund is not currently contemplating selling Target Fund assets in connection with the Reorganization.

Comment 9.	In the “Federal Income Tax Consequences” section, please revise the disclosure to clarify that the receipt of an opinion with respect to the federal tax consequences of the Reorganization is a non-waivable condition to the closing of the Reorganization. For guidance, please refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please also confirm that the final tax opinion will be filed as an exhibit to the 485(b) filing upon the closing of the Reorganization.

Response 9. The disclosure has been revised accordingly. The Trust hereby confirms that the final tax opinion will be filed as an exhibit to the 485(b) filing.

Comment 10.	In the “Federal Income Tax Consequences—General Limitation on Capital Losses” section, please reconcile the discrepancy in the following sentences with respect to limitations on the Acquiring Fund’s use of capital loss carryovers:
“Thus, the Reorganization is not expected to result in any limitation on the use by the Acquiring Fund of the Target Fund’s capital loss carryovers, if any.”
“However, the capital losses of the Acquiring Fund, as the successor in interest to Target Fund, may become subject to an annual limitation as a result of redemptions that occur prior to the Reorganization or transactions that occur after the Reorganization, such as sales of the Acquiring Fund shares or other reorganization transactions in which the Acquiring Fund might engage post-Reorganization.”

Response 10. The Trust respectfully disagrees that there is a discrepancy between the sentences. The first sentence refers to the transaction itself – the Reorganization. The second sentence is not focused on the Reorganization, but, rather, the second sentence is focused on limitations that might arise because of actions taken by the Target Fund’s shareholders or the Acquiring Fund’s shareholders independent of the Reorganization or because the Acquiring Fund engages in some reorganization other than the “Reorganization.”

BOARD CONSIDERATIONS

Comment 11.	In the “Board Considerations” section, the disclosure states that the Target Board considered that “the total annual fund operating expenses of the Acquiring Fund and the Target Fund, inclusive of similar aggregate advisory fee rates, are expected to be comparable, after giving effect to the expense limitation and reimbursement agreement of the Acquiring Fund, which will be in effect through December 31, 2017.” Please disclose whether the Target Board also considered the gross expenses of the Funds.

Response 11. The disclosure has been revised to reflect the Target Board’s review of current and projected expense ratios and expense structures, both net of and gross of any waiver or reimbursement agreements.

Comment 12.	In the “Board Considerations” section, the disclosure states that the Target Board considered that the Target Fund will not bear any expenses related to the Reorganization. We note that footnote 1 in the “Capitalization” section states that the Target Fund is expected to incur $10,000 in expenses in connection with the Reorganization. Please reconcile this discrepancy.

Response 12. The disclosure has been revised accordingly to reflect that ALPS Advisors, Inc. (“ALPS Advisors”), not the Target Fund, will bear the $10,000 in expenses in connection with the Reorganization.

INFORMATION ON VOTING

Comment 13.	In the “Quorum Requirement and Adjournment” section, the last sentence states: “Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice.” If adjournment of the meeting is contemplated as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act of 1934, as amended. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Please also consider adding an additional proposal to transact such other business as may properly come before the meeting. To the extent applicable, please revise this disclosure and the proxy card.

Response 13. We respectfully disagree with the Staff’s position with respect to Rule 14a-4 for the reasons discussed below, however, we have revised the disclosure as requested to include additional shareholder proposals with respect to the adjournment of the meeting and any other matters that may properly come before the meeting.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Trust represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

Because Financial Investors Trust (“FIT”) is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (the “DSTA”). Section 3806(b)(5) of the DSTA establishes that FIT’s declaration of trust and by-laws:

“[m]ay, if and to the extent that voting rights are granted under the governing instrument[s], set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote. (Emphasis added.)”

Consistent with the DSTA, FIT’s Trust Instrument provides that any meeting of shareholders, whether or not quorum is present, may be adjourned. The Trust Instrument further states that a majority of shares voted in person or by proxy shall decide any questions. FIT’s Bylaws state that “[u]nless otherwise specifically limited by their terms, proxies shall entitle the holder thereof to vote at any adjournment of a meeting.”

As a result, any adjournments made pursuant to the Proxy Statement/Prospectus will be consistent with Rule 14a-4 under the 1934 Act. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book and consistent with widespread industry practice, whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the proxy card will explicitly state that the persons named as proxies on the proxy card are authorized to vote on any and all adjournments of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment

Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management’s discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a 4(c)(7), and that the Proxy Statement/Prospectus, proxy card and the actions contemplated therein are consistent with Rule 14a-4.

For the reasons discussed above, including the precedent under the Adjournment Release and the DSTA, we do not believe a separate box is required. We note that operating corporations almost universally do not include such a box despite stating that proxies may be voted at their annual meeting or any adjournment thereof. We further note that this reading of Rule 14a 4(b)(1) would mean that any “matters incident to the conduct of the meeting” would require an additional voting requirement, which would make Rule 14a-4(c)(7) redundant. Rather, the purpose of Rule 14a-4(c) is to allow for the orderly conduct of shareholder meetings by granting discretion for the voting of proxies where unanticipated issues arise, which places adjournments squarely within the scope of Rule 14a-4(c)(7).

Nonetheless, Rule 14a-4(b)(1) provides that: “A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.” As noted above, the proxy card will state that the persons named as proxies on the proxy card are authorized to vote on any and all adjournments of the Meeting.

Lastly, the Trust understands the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal. We note, however, that in the case of the Trust the proposal has been approved unanimously for submission to shareholders by the Independent Trustees of the Board with the recommendation that shareholders vote “for” a proposal. The most likely circumstance under which the Trust would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal. We fail to see the benefit of requiring the Trust to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Trustees and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet. We believe the Commission adequately addressed the fiduciary requirements that apply to Fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders.

CAPITALIZATION

Comment 14.	With respect to the table in the “Capitalization” section, please present any adjustments in a separate column rather than in a footnote. Furthermore, with respect to the Form of Agreement and Plan of Reorganization, we note that expenses to be borne by the advisers are capped. Accordingly, please confirm whether the Funds will bear any expenses beyond the capped amounts borne by the respective advisers and whether any adjustments need to be made to the table in connection with any amount borne by the Funds.

Response 14. The disclosure has been revised accordingly. The Trust notes that amounts borne by James Alpha Advisors are not capped, and as such the Funds will not bear expenses (outside of the Acquiring Fund bearing expenses related to its organization not borne by James Alpha Advisors), and therefore adjustments are not needed to the table.

PART C

Comment 15.	Under “Item 17. Undertakings,” please include the undertaking relating to the SEC’s position on indemnification as required under Rule 484 of the Securities Act of 1933. Please also include a delaying amendment.

Response 15. The disclosure has been revised accordingly.

EXHIBITS

Comment 16.	We note that the opinion of counsel states: “We are attorneys licensed to practice only in the State of New York. The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.”

Please delete the first sentence, as this constitutes an implied limitation on the qualification of counsel as to jurisdiction. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response 16. The requested change has been made.

Comment 17.	Please file powers of attorney specific to this Form N-14 filing.

Response 17. The Trust hereby confirms that it will file new powers of attorney specific to Form N-14 with the pre-effective amendment.

ACCOUNTING COMMENTS

Comment 18.	Please confirm that the auditor’s consent will be filed as correspondence.

Response 18. The Trust hereby confirms that the auditor’s consent will be filed in a pre-effective amendment to the Registration Statement.

Comment 19.	In your response to the sixteenth question in the “Question and Answers” section, please include the dollar amount of the estimated reorganization expenses.

Response19. The disclosure has been revised accordingly to disclose the anticipated cost of solicitation, per the requirement of Item 4 to Schedule 14A (as required by Form N-14).

Comment 20.	In the “Proposal—Comparison of Fees and Expenses” section, please revise the column headers of the fee and expense tables to include the respective names of the Target Fund and Acquiring Fund for clarity.

Response 20. The disclosure has been revised accordingly.

Comment 21.	In the “Shareholder Fees” table in the “Proposal—Comparison of Fees and Expenses” section, please confirm whether “Maximum Contingent Deferred Sales Charge” is calculated as a percentage of the offering price or as a percentage of the lesser of the original purchase price or redemption proceeds. If the latter, please revise the parenthetical.

Response 21. The “Maximum Contingent Deferred Sales Charge” is calculated as a percentage of the lower of original purchase price or redemption proceeds for the Target Fund, and as percentage of the offering price for the Acquiring Fund. The disclosure has been revised accordingly.

Comment 22.	In the “Shareholder Fees” table in the “Proposal—Comparison of Fees and Expenses” section, please add a footnote to “Redemption Fee on Shares Held 30 days or Less” to clarify that such a redemption fee will apply to shares purchased after the reorganization is complete and not prior to such time.

Response 22. The disclosure has been revised accordingly.

Comment 23.	In the “Annual Portfolio Operating Expenses” table in the “Proposal—Comparison of Fees and Expenses” section, below “Other Expenses” please indent “Shareholder Service Fees” and “Other Fund Expenses” for clarity.

Response 23. The disclosure has been revised accordingly.

Comment 24.	In the “Annual Portfolio Operating Expenses” table in the “Proposal—Comparison of Fees and Expenses” section, please confirm that there should not be a line item for Acquired Fund Fees and Expenses. If applicable, please add a line to the table showing such expenses.

Response 24. We hereby confirm that a line item for Acquired Fund Fees and Expenses is not required.

Comment 25.	In the “Proposal—Comparison of Fees and Expenses” section, please confirm that the fees and expenses indicated for each Fund are current, as required by Item 3(a) in Form N-14. Furthermore, please explain why the expenses for Class A shares of the Target Fund differ from the expenses shown in the financial highlights to its most recent annual report.

Response 25. We hereby confirm that the fees and expenses indicated for each Fund are current. The expenses for Class A shares of the Target Fund differ from the expenses shown in the financial highlights to its most recent annual report because the expenses in the “Proposal-Comparison of Fees and Expenses” section are based on the Target Fund’s most recent filing on Form N-1A, which does not account for fees reimbursed to the Target Fund for the prior fiscal year pursuant to the Target Fund’s shareholder services plan with respect to the Target Fund’s Class A shares, as reflected in footnote (e) to the Target Fund’s financial highlights.

Comment 26.	In the “Proposal—Comparison of Fees and Expenses” section, we note that footnote 6 discusses the share classes in the following order: “Class A, Class I and Class C.” Please revise the order of the share classes presented in footnote 6 for consistency with the order presented in the fee and expense tables (Class A, Class C, Class I).

Response 26. The disclosure has been revised accordingly.

Comment 27.	In the “Proposal—Expense Example” section, please replace “Target Fund” and “Acquiring Fund” in the expense example tables with the corresponding Fund’s name for clarity.

Response 27. The disclosure has been revised accordingly.

Comment 28.	In the “Proposal—Management of the Target Fund and the Acquiring Fund—Advisory and Sub-Advisory Agreements and Expense Limitation Agreements” section, please disclose the aggregate fees paid to sub-advisers and the aggregate amount retained by James Alpha Advisors.

Response 28. The disclosure has been revised to disclose the total dollar amounts that the Target Fund paid to Westport Resources Management, Inc. and ALPS Advisors pursuant to their respective investment advisory agreements and any credits that reduced the advisory fee. Because sub-advisory fees are not paid by the Fund, we do not believe that Item 19(a)(3) of Form N-1A (as required by Item 13 of Form N-14) requires disclosure of the fees paid by the Target Fund’s co-advisers to the sub-advisers. In addition, such information is not included or verifiable in the Target Fund’s financial statements. We note that because the Acquiring Fund has not yet commenced operations, the Acquiring Fund has not paid fees to James Alpha Advisors pursuant to the Management Agreement.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss